MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

December 22, 2022

Item 3 News Release

A news release reporting the material change was issued by the Company on December 22, 2022 through the newswire services of CNW Group, a copy of which was subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On December 22, 2022, the Company announced a royalty purchase agreement with Alamos Gold Inc., pursuant to which Metalla would acquire one silver stream and three royalties for US$5 million of common shares of Metalla.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 22, 2022, the Company announced that it entered into a royalty purchase agreement with Alamos Gold Inc. ("Alamos") (NYSE: AGI) (TSX: AGI) dated December 22, 2022, pursuant to which Metalla will acquire from Alamos one silver stream and three royalties for US$5 million of common shares of Metalla (the "Transaction").

The aggregate consideration payable by Metalla for the purchase of the royalties will be satisfied by Metalla issuing at closing US$5 million of common shares based on the 20-day volume-weighted average price of shares traded on the NYSE American LLC prior to the date of the announcement at a price of US$5.3228 (representing an aggregate of 939,355 common shares of Metalla). The Transaction is subject to customary closing conditions and exchange approvals.

The following table provides an overview of the royalty portfolio.

Asset	Operator	State	Stage	Terms
Esperanza	Zacatecas Silver	Morelos	Development	20% Ag Stream
Fenn Gibb South	Mayfair Gold	Ontario	Exploration	1.4% NSR
Ronda	Platinex	Ontario	Exploration	2% NSR
Northshore West	Newpath Resources	Ontario	Exploration	2% NSR

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

December 29, 2022

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements or forward-looking information (collectively, "forward-looking statements") as defined under applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of the conditions required for the closing of the Transaction and the closing of the Transaction. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the Transaction or that the Transaction may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.